W. John McGuire

+1.202.373.6799

john.mcguire@morganlewis.com

September 20, 2019

VIA EDGAR

Ms. Elisabeth M. Bentzinger, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust
File Nos. 333-212032 and 811-23161

Dear Ms. Bentzinger:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on September 18, 2019, related to Post-Effective Amendment No. 33 (“PEA No. 33”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 4, 2018, for the purpose of registering shares of the Nuveen ESG High Yield Corporate Bond ETF (the “Fund”). PEA No. 33 went effective automatically on February 17, 2019, but PEA No. 33 was subsequently withdrawn by the Registrant because it was incomplete. The Registrant then filed Post-Effective Amendment No. 39 (“PEA No. 39”), which was filed with the SEC on March 1, 2019, for the purpose of replacing PEA No. 33 and registering shares of the Fund. The Trust submitted its response to the Staff’s initial comments on PEA No. 33 on September 13, 2019. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.

Comment: Please identify the names of the Index and Base Index. Please confirm the Fund and its affiliates (i) were not involved in the creation of the Index or Base Index, and (ii) are not affiliated with either the Index or Base Index.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Ms. Elisabeth M. Bentzinger, Esq.

September 20, 2019

Response: The Index is the Bloomberg Barclays MSCI US High Yield Very Liquid ESG Select Index. The Base Index is the Bloomberg Barclays US High Yield Very Liquid Index. The Index is maintained by Bloomberg Index Services Limited (“Bloomberg”) pursuant to an agreement between Bloomberg, Barclays Bank PLC (“Barclays”) and MSCI ESG Research LLC (“MSCI ESG Research”). The Registrant confirms that the Fund and its affiliates (i) were not involved in the creation of either the Index or Base Index, and (ii) are not affiliated with either the Index or Base Index.

The following disclosure has been added to the section of the Prospectus titled “Index Provider”:

The Index is maintained by Bloomberg pursuant to an agreement between Bloomberg, Barclays and MSCI ESG Research (collectively, the “Index Providers”). None of the Index Providers is affiliated with the Fund, the Adviser, the Sub-Adviser, the Distributor or any of their respective affiliates.

2.

Comment: The Staff notes that the Fund “will concentrate its investments to approximately the same extent as the Index.” If accurate, please disclose in the Fund’s principal investment strategy that the Index is not currently concentrated in any particular industry or group of industries.

Response: The Registrant confirms that the Fund is not currently concentrated in the securities of any particular industry or group of industries; however, the Registrant respectfully declines to add this disclosure to the Fund’s principal investment strategy because the Registrant believes it to be negative disclosure that is not required by Form N-1A.

3.

Comment: The Staff believes that neither the Index (Bloomberg Barclays MSCI US High Yield Very Liquid ESG Select Index) nor the Base Index (Bloomberg Barclays US High Yield Very Liquid Index) serves as an “appropriate broad-based securities market index” for the Fund. Please identify a broader securities market index that will provide a more meaningful comparison for investors evaluating the Fund’s performance.

Response: Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” 1 The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.” 2

[1]	Instruction 5, Item 27(b)(7)(ii) of Form N-1A.

[2]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-23064 (Mar. 13, 1998).

Ms. Elisabeth M. Bentzinger, Esq.

September 20, 2019

The Fund is a passively managed ETF designed to track an underlying index (the “Index”). The Index utilizes a methodology to select securities from among those represented in a broader base index (the “Base Index”). The Fund will include performance information for both the Index and Base Index in its prospectus once the Fund completes a full calendar year of operations. The Registrant believes that both the Index and Base Index are “appropriate broad-based securities market index[es]” within the meaning of the Form N-1A definition and the SEC guidance cited above. The Index and Base Index are calculated and administered by an organization unaffiliated with the Fund, its investment adviser and principal underwriter, as required by the definition in Form N-1A. Moreover, the Registrant believes that the Index and Base Index are “appropriate,” as each reflects the market for the Fund’s principal investments. The Registrant also believes that the Index and Base Index, both of which have over 500 security components, represent a sufficiently broad segment of the securities market and both indexes should be deemed “broad-based.”

In addition, the Registrant notes that several of the Fund’s largest competitors in this space currently use either the Base Index or a similarly constituted benchmark index of liquid USD high yield securities (e.g., Markit iBoxx USD Liquid High Yield Index and ICE BoAML US High Yield Constrained Index) as its “appropriate broad-based securities market index” for the purpose of comparing fund performance against the market.

Consistent with the requirements of Form N-1A and the SEC guidance cited above, the Registrant believes the Index and Base Index each provide investors with a basis for evaluating the Fund’s performance and risks relative to the market. Accordingly, the Registrant respectfully declines to select a different index as the Fund’s appropriate broad-based securities market index.

4.

Comment: Under “Investment Restrictions,” the Staff notes that the second paragraph following the list of fundamental policies provides additional information concerning the Fund’s concentration policy. The Staff further notes that municipal securities backed principally from the assets and revenues of non-governmental users should be carved out from the list of political subdivision issuers that are exempt from the Fund’s concentration policy. Please revise the proposed disclosure as follows:

To the extent that the income from a municipal bond is derived principally from a specific project or backed principally from the assets and revenue of a non-governmental user, the securities will be deemed to be from the industry of that project or user.

Response: The requested changes have been made.

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6799 or Michael Carlton at (202) 373-6070.

Ms. Elisabeth M. Bentzinger, Esq.

September 20, 2019

Sincerely, /s/ W. John McGuire W. John McGuire cc: K. Michael Carlton, Esq.